CHINA YUCHAI INTERNATIONAL LIMITED

16 RAFFLES QUAY

#26-00 HONG LEONG BUILDING

SINGAPORE 048581

Exhibit 99.2

VOTE BY INTERNET

Before The Meeting - Go to www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 8:00 a.m. Eastern Time on Wednesday, July 21, 2021. Have your proxy form in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to www.virtualshareholdermeeting.com/CYD2021

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 8:00 a.m. Eastern Time on Wednesday, July 21, 2021. Have your proxy form in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy form and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 no later than 8:00 a.m. Eastern Time on Wednesday, July 21, 2021.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
	D56573-P58699	KEEP THIS PORTION FOR YOUR RECORDS
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DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CHINA YUCHAI INTERNATIONAL LIMITED The Board of Directors recommends you to vote FOR the following:	For All	Withhold All	For All Except

3. To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:	☐	☐	☐

Nominees:
01) Mr Kwek Leng Peck 04) Mr Neo Poh Kiat
02) Mr Gan Khai Choon 05) Mr Ho Raymond Chi-Keung
03) Mr Hoh Weng Ming 06) Mr Xie Tao

To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.

The Board of Directors recommends you to vote FOR the following proposals:

4. To re-elect the following Directors retiring pursuant to Bye-law 4(3) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:	For		Withhold

4a. Mr Stephen Ho Kiam Kong (appointed on August 31, 2020)	☐		☐

4b. Mr Li Hanyang (appointed on May 12, 2021)	☐		☐

	For	Against	Abstain

1. To receive and adopt the audited financial statements and independent auditors’ report for the financial year ended December 31, 2020.	☐	☐	☐

2.  To approve an increase in the limit of the Directors’ fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$556,229 for the financial year 2020 (Directors’ fees paid for the financial year 2019 was US$569,013).

	☐	☐	☐

5.  To appoint Mr Wu Qiwei as a Director in place of Mr Yan Ping who will be retiring at the Meeting pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company.

	☐	☐	☐

6.  To authorize the Board of Directors (the “Board”) to appoint up to the maximum of 11 Directors or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.

	☐	☐	☐

7. To re-appoint Ernst & Young LLP as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon within the box. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature of Shareholder/Common Seal [Please Sign Within Box]	Date	Signature of Shareholder/Common Seal	Date

IMPORTANT – Please read the following notes before completing this form

1.

A Member may appoint a proxy who need not be a Member of the Company by inserting the proxy’s name on this proxy form in the space provided. If no name is entered in the space provided, the Chairman or such other person as he may designate will be authorized to act as the proxy of the said Member.

2.

A Member is entitled to appoint one or more proxies to attend and vote in his stead. Where a Member appoints more than one proxy, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. For ease of administration, we would request Members not to appoint more than two proxies.

3.

The Company shall be entitled to reject a proxy form which is incomplete, improperly completed or illegible. If the true intentions of the appointor are not ascertainable from the instruction of the appointor specified on the proxy form and in relation to any other matter which may come before the Meeting, the proxy shall be entitled to vote in his/her discretion.

4.	In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign.

5.

Members are strongly encouraged to vote and submit the proxy in advance by internet, telephone or mail per the instructions on this proxy form and to submit any questions relevant to the business of the Meeting by email to cyd@bluefocus.com no less than 48 hours before the time appointed for the Meeting, that is no later than 8.00 p.m. Singapore time or 8:00 a.m. New York time on Wednesday, July 21, 2021.

6.

To be valid, this proxy and the power of attorney or other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581, Republic of Singapore OR Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for the Meeting, that is no later than 8:00 p.m. Singapore time or 8:00 a.m. New York time on Wednesday, July 21, 2021.

7.

In the case of joint holders of any share, this proxy may be signed by any one of such joint holders. At the Meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

8.	Pursuant to the Bye-laws of the Company, no resolution of Members may be passed without the affirmative vote of the Special Share cast by the holder of the Special Share.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

Notice of Annual General Meeting and Annual Report are available at www.proxyvote.com.

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D56574-P58699

CHINA YUCHAI INTERNATIONAL LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS JULY 23, 2021, 8:00 A.M.

I/We,                                          of                                          being (a) shareholder(s) of China Yuchai International Limited (the “Company”), hereby appoint Name:                                          and/or                                          with Passport Number:                                          and/or                                          of Address:                                          and/or                                          holding Proportion of shareholding (%):              and/or              or failing him/her, the Chairman of the Meeting or such other person as he may designate as my/our proxy(ies) to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held in a virtual meeting format (accessible by visiting www.virtualshareholdermeeting.com/CYD2021 and using the 16-Digit Control Number included in this form) on Friday, July 23, 2021 at 8:00 A.M., Eastern Time, and at any adjournment thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Continued and to be signed on reverse side